EXHIBIT 99.1

VIZSLA SILVER APPOINTS SENIOR VICE PRESIDENT, TECHNICAL SERVICES

NYSE: VZLA   TSX: VZLA

VANCOUVER, BC, May 19, 2026 /CNW/ - Vizsla Silver Corp. (TSX: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to announce the appointment of Dave D'Antonio as Senior Vice President of Technical Services for Vizsla Silver, effective immediately. Mr. D'Antonio brings more than 18 years of international mining experience, building and leading high-performance technical teams at large-scale underground gold and base metal operations. His appointment comes at a pivotal time as Vizsla Silver moves to rapidly advance the flagship Panuco silver-gold project in western Mexico toward production.

In this newly created role, Mr. D'Antonio will lead the buildout of the Company's technical services function, encompassing all aspects of mine production, processing, and infrastructure operations. His appointment strengthens the Company's technical leadership and reflects its commitment to assembling the calibre of expertise required to execute on an accelerated development timeline.

"The appointment of Dave marks an important milestone as we advance our Panuco project toward production," stated Michael Konnert, President and CEO. "Dave's track record of building and leading large, high-performing technical teams at world-class operations makes him uniquely suited to help us execute on our development objectives. We look forward to the depth of expertise and leadership he brings to the team."

Mr. D'Antonio most recently served as Head of Mine Technical Services at K92 Mining's Kainantu Mine in Papua New Guinea, where he led a multidisciplinary technical services team of more than 100 professionals responsible for mine planning, production, geology, geotechnical engineering, hydrology, ventilation, and survey across one of the fastest-growing underground gold operations in the world. Prior to K92 Mining, Mr. D'Antonio held senior technical and corporate roles with OceanaGold, including Principal Mining Engineer at the corporate level and Engineering Superintendent at the Didipio Mine in the Philippines, where he played a key role in the successful transition from open pit to a 1.6 Mtpa long-hole stoping underground operation. Mr. D'Antonio holds a Bachelor of Science in Mining Engineering from Queen's University and an Executive MBA from the Rotman School of Management at the University of Toronto. He is a Professional Engineer (P.Eng.) registered in Ontario and a Qualified Person as defined by National Instrument 43-101.

Pursuant to the Company's Omnibus Equity Incentive Compensation Plan, it has granted 3,908,000 stock options ("Options") at an exercise price of $5.16, 1,849,000 restricted share units (each, an "RSU") and 300,000 deferred share units (each, an "DSU") to directors, officers, employees and consultants (the "Optionees") of the Company. The Options are exercisable for a period of five years and will vest over the next two years and the RSUs will vest in three equal annual instalments commencing on the first anniversary of the grant date. The DSUs vest immediately and will be exchanged for one common share of the Company upon the time that the Optionee ceases to hold their position as an independent director.

About Vizsla Silver

Vizsla Silver (TSX: VZLA | NYSE: VZLA) is a Canadian development company advancing Panuco, its 100%-owned silver-gold project in Sinaloa, Mexico. The November 2025 Feasibility Study outlines 17.4 Moz AgEq annual production over an initial 9.4-year mine life, an after-tax NPV (5%) of US$1.8B, a 111% IRR, and a 7-month payback at US$35.50/oz silver and US$3,100/oz gold. Vizsla Silver is concurrently advancing mine development and district-scale exploration with the objective of becoming a leading primary silver producer.

ON BEHALF OF THE COMPANY

Michael Konnert,
President and Chief Executive Officer

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Forward-looking statements in this release include, but are not limited to, statements regarding: the Company's objectives and milestones; the strategic vision for the Company following the proposed development of the Panuco Project and expectations regarding future financial or operating performance following such development; the Company's ability to advance the Panuco Project toward production; and the Company's long-term growth strategy, including its ability to enhance shareholder value through continued exploration success, project development and operational execution.

Forward-looking statements are based on a number of assumptions believed to be reasonable by the Company as of the date of this release, including, without limitation: that required permits and approvals will be obtained in the expected timeframe; continued community and government support; stability in market, political and economic conditions; reasonable accuracy of operating and capital cost estimates; and continued favourable metal prices and exchange rates.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risks include, but are not limited to: exploration, development and operating risks; permitting, environmental and regulatory risks; community relations and social licence risks; commodity price and currency fluctuations; inflation and cost escalation; financing and liquidity risks; reliance on contractors and suppliers; title and surface rights risks; changes in project development and construction parameters; inaccuracies in technical or economic modelling; the risk that the Feasibility Study assumptions prove inaccurate; and other risks described in the Company's continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca.

There can be no assurance that the Panuco Project will be placed into production as proposed in this news release or at all or that the results of the Feasibility Study will be realized. The purpose of the forward-looking statements is to provide information about management's current expectations and plans and may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements contained herein.

No Production Decision: The Company has not made a production decision for the Panuco Project. A decision to proceed with construction will only be made following the completion and review of detailed engineering, financing arrangements, and receipt of all required permits and approvals.

View original content to download multimedia:https://www.prnewswire.com/news-releases/vizsla-silver-appoints-senior-vice-president-technical-services-302775359.html

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2026/19/c6439.html

%CIK: 0001796073

For further information: For more information, please contact info@vizslasilver.ca, visit our website at www.vizslasilvercorp.ca or call (604) 364-2215.

CO: Vizsla Silver Corp.

CNW 03:00e 19-MAY-26